Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Schedules Third Quarter of 2025 Earnings Release on November 17, 2025

Singapore/Shanghai, China, November 5, 2025 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”) a key player in the global hotel industry, today announced that it will schedule to release its unaudited financial results for the third quarter of 2025 on Monday, November 17, 2025 (Hong Kong time), after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. market.

H World’s management will host a conference call at 7 a.m. (U.S. Eastern time) on Monday, November 17, 2025 (or 8 p.m. (Hong Kong time) on Monday, November 17, 2025) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BI4d94983722af49c7a74657040bebf449. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/bnhp8pj7 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2025, H World operated 12,137 hotels with 1,184,915 hotel rooms in operation in 19 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2025, H World operates 8 percent of its hotel rooms under the lease and ownership model, and 92 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.